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                              April 4, 2022

       Erica McLaughlin
       Senior Vice President and Chief Financial Officer
       CABOT CORP
       Two Seaport Lane
       Suite 1400
       Boston, Massachusetts 02210

                                                        Re: CABOT CORP
                                                            Form 10-K for the
Fiscal Year Ended September 30, 2021
                                                            Response Letter
dated March 18, 2022
                                                            File No. 001-05667

       Dear Ms. McLaughlin:

               We have reviewed your March 18, 2022 response to our comment letter and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

             After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       March 4, 2022 letter.

       Response dated March 18, 2022

       Item 1A. Risk Factors, page 14

   1. We note your response to our prior comments number 2 and 4. We do not see disclosure regarding the risks
involving enforcement of laws or the risk that rules and regulations can change quickly with
little notice. Please revise your risk factors section to specifically state, with respect to
China and other jurisdictions as appropriate, the risks arising from the legal system(s),
including risks and uncertainties regarding the enforcement of laws, and that rules and
regulations can change quickly with little advance notice. Your disclosure should make
clear and specifically state whether these risks could result in a material change in your
operations and/or the value of your securities.
 Erica McLaughlin
CABOT CORP
April 4, 2022
Page 2

       You may contact Jeanne Bennett at 202-551-3606 or Brian Cascio at 202-551-3676 if
you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Laura Crotty at 202-551-7614 with any other questions.



FirstName LastNameErica McLaughlin                        Sincerely,
Comapany NameCABOT CORP
                                                          Division of
Corporation Finance
April 4, 2022 Page 2                                      Office of Life
Sciences
FirstName LastName